FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of April, 2005

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___

COMPAGNIE GENERALE DE GEOPHYSIQUE

Paris, 19 April 2005

CGG vessels secure an acquisition backlog worth an additional 75M$

Compagnie Generale de Geophysique (ISIN: FR0000120164 — NYSE: GGY) announced that two of its vessels have each secured a strong backlog of acquisition work. Both vessels, CGG Alizé and CGG Harmattan, have won contracts for a full season of work in the North Sea, lasting from May to September, before sailing for Brazil to acquire six-month projects for Petrobras.

In the North Sea, the CGG Alizé, which recently completed its project offshore India, will operate for the next four months to conduct a high-density 4D survey for Statoil. This new award follows on from similar projects conducted for Statoil in 2004. The CGG Harmattan has been awarded a series of contracts including 3D work for Wintershall in the Netherlands and 4D projects for Apache and BP in the North Sea. To conduct these projects, totalling almost four months of activity, the CGG Harmattan will be able to draw on its experience of shooting 3D and 4D projects in field production areas in Brazil and Mexico in recent years.

In Brazil, the two vessels will acquire over 6,000 sq km of new seismic data in the Campos and Santos Basins. The CGG Alizé will shoot the Santos survey with a ten-streamer configuration. The flexibility of the CGG Harmattan, which will join the CGG Alizé in Brazil early next year, made it the obvious choice for shooting the Campos survey in shallow water depths ranging from 25 to 200 m.

Luc Benoit-Cattin, Executive Vice President of Offshore Services, said: “These awards confirm the strong upturn in marine seismic activity and reinforce our confidence for 2006.”

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For further information, please contact:

Christophe Barnini          + 33 1 64 47 38 10 (cbarnini@cgg.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: April 19th 2005	By Senior Executive Vice President Strategy, Control & corporate planning /Gerard CHAMBOVET/